UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Pluralsight, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72941B 106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The Reporting Persons are re-filing this Amendment No. 2 to include all relevant persons as filers on Edgar.

CUSIP No. 72941B 106 13G

1.	Names of reporting persons Aaron Skonnard
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 14,534,447(1)
	6.	Shared voting power 988,408(2)
	7.	Sole dispositive power 14,534,447(1)
	8.	Shared dispositive power 988,408(2)
9.	Aggregate amount beneficially owned by each reporting person 15,522,855(1)(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 11.5%(3)(4)
12.	Type of reporting person IN

(1) Consists of (i) 329,827 shares of Class A Common Stock and 9,732,644 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which the Reporting Person is an owner and maintains voting control; (ii) 440,477 shares of Class C Common Stock held by the Skonnard Family GRAT 2021, of which the Reporting Person is trustee; (iii) 365,317 shares of Class C Common Stock held by Aaron and Monica Skonnard Revocable Trust, of which the Reporting Person is a co-trustee and for which the Reporting Person has sole voting and dispositive power; (iv) 1,873,941 shares of Class C Common Stock held by the Reporting Person, of which 327,576 shares are unvested and subject to a right of repurchase in favor of the Company as of December 31, 2020; (v) 6,930 shares of Class A Common Stock held by the Reporting Person; (vi) 187,500 shares of Class C Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2020; (vii) 31,645 shares of Class A Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2020; and (viii) 1,566,166 shares of Class A Common Stock subject to options that are exercisable within 60 days of December 31, 2020. All Class C Common Stock are exchangeable at the option of the Reporting Person into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of 988,408 shares of Class C Common Stock held by the True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power.

(3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class C Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 121,675,561 shares of Class A Common Stock outstanding as of December 31, 2020, as reported by the Issuer and (ii) the conversion of 13,400,787 shares of Class C Common Stock deemed beneficially owned by the Reporting Person, as described above, into shares of Class A Common Stock.

(4) Each share of Class A Common Stock is entitled to one vote and each share of Class C Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class C Common Stock because these shares are treated as converted into Class A Common Stock for purpose of this report.

CUSIP No. 72941B 106    13G

1.	Names of reporting persons Skonnard Consulting, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 10,062,471(5)
	6.	Shared voting power 0
	7.	Sole dispositive power 10,062,471(5)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 10,062,471(5)
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 7.5%(6)(7)
12.	Type of reporting person CO

(5) Consists of (i) 329,827 shares of Class A Common Stock and (ii) 9,732,644 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which the Reporting Person is an owner and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis.

(6) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class C Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 121,675,561 shares of Class A Common Stock outstanding as December 31, 2020, as reported by the Issuer and (ii) the conversion of 13,400,787 shares of Class C Common Stock deemed beneficially owned by the Reporting Person, as described above, into shares of Class A Common Stock.

(7) Each share of Class A Common Stock is entitled to one vote and each share of Class C Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class C Common Stock because these shares are treated as converted into Class A Common Stock for purpose of this report.

Item 1(a). Name of issuer:

Pluralsight, Inc.

Item 1(b). Address of issuer's principal executive offices:

42 Future Way, Draper, Utah 84020

Item 2(a). Name of person filing:

This statement is being jointly filed on behalf of Aaron Skonnard and Skonnard Consulting, Inc. (“Skonnard Consulting”). Mr. Skonnard is the owner of Skonnard Consulting. Mr. Skonnard and Skonnard Consulting are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address or principal business office or, if none, residence:

The Principal Business Office of each Reporting Person is c/o Pluralsight, 42 Future Way, Draper, Utah 84020.

Item 2(c). Citizenship:

Mr. Skonnard is a citizen of the United States of America. Skonnard Consulting is a Utah corporation.

Item 2(d). Title of class of securities:

Class A Common Stock

Item 2(e). CUSIP No.:

72941B 106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

i.    Mr. Skonnard: 15,522,855(1)(2)
ii.    Skonnard Consulting: 10,062,471(4)

(b) Percent of class:

i.    Mr. Skonnard: 11.5% (3)(6)
ii.    Skonnard Consulting: 7.5% (5)(6)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

a.    Mr. Skonnard: 14,534,447(1)
b.    Skonnard Consulting: 10,062,471(4)

(ii) Shared power to vote or to direct the vote:

a.    Mr. Skonnard: 988,408(2)

(iii) Sole power to dispose or to direct the disposition of:

a.    Mr. Skonnard: 14,534,447(1)
b.    Skonnard Consulting: 10,062,471(4)

(iv) Shared power to dispose or to direct the disposition of:

a.    Mr. Skonnard: 988,408(2)

(1) Consists of (i) 329,827 shares of Class A Common Stock and 9,732,644 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which the Reporting Person is an owner and maintains voting control; (ii) 440,477 shares of Class C Common Stock held by the Skonnard Family GRAT 2021, of which the Reporting Person is trustee; (iii) 365,317 shares of Class C Common Stock held by Aaron and Monica Skonnard Revocable Trust, of which the Reporting Person is a co-trustee and for which the Reporting Person has sole voting and dispositive power; (iv) 1,873,941 shares of Class C Common Stock held by the Reporting Person, of which 327,576 shares are unvested and subject to a right of repurchase in favor of the Company as of December 31, 2020; (v) 6,930 shares of Class A Common Stock held by the Reporting Person; (vi) 187,500 shares of Class C Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2020; (vii) 31,645 shares of Class A Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2020; and (viii) 1,566,166 shares of Class A Common Stock subject to options that are exercisable within 60 days of December 31, 2020. All Class C Common Stock are exchangeable at the option of the Reporting Person into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of 988,408 shares of Class C Common Stock held by the True Nord Trust, of which Mr. Skonnard may be deemed to have voting and dispositive power.

(3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class C Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 121,675,561 shares of Class A Common Stock outstanding as of December 31,2020, as reported by the Issuer and (ii) the conversion of 13,400,787 shares of Class C Common Stock deemed beneficially owned by the Reporting Person, as described above, into shares of Class A Common Stock.

(4) Consists of (i) 329,827 shares of Class A Common Stock and (ii) 9,732,644 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis.

(5) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class C Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 121,675,561 shares of Class A Common Stock outstanding as of December 31, 2020, as reported by the Issuer and (ii) the conversion of 13,400,787 shares of Class C Common Stock deemed beneficially owned by the Reporting Person, as described above, into shares of Class A Common Stock.

(6) Each share of Class A Common Stock is entitled to one vote and each share of Class C Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class C Common Stock because these shares are treated as converted into Class A Common Stock for purpose of this report.

Item 5. Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not applicable.

Item 8. Identification and Classification of Members of the Group.

    See Item 4 above.

Item 9. Notice of Dissolution of Group.

    Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

/s/ Aaron Skonnard
Aaron Skonnard

Skonnard Consulting, Inc.

/s/ Aaron Skonnard
Name: Aaron Skonnard
Title: Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement